SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on November 26th, 2021, drawn up in summary form

1.	Date, Time and Venue. On November 26th, 2021, starting at 11:30 a.m., by videoconference, as authorized by article 19, paragraph 1st, of the Company’s bylaws.

2.	Call and Attendance. Call notice duly given pursuant to the Company’s bylaws. Meeting with attendance of Messrs. Victorio Carlos De Marchi and Michel Dimitrios Doukeris, co-chairmen, and Messrs. Milton Seligman, Roberto Moses Thompson Motta, Nelson José Jamel, Fernando Mommensohn Tennenbaum, Lia Machado de Matos, Fabio Colletti Barbosa, Antonio Carlos Augusto Ribeiro Bonchristiano, Marcos de Barros Lisboa and Claudia Quintella Woods.

3.	Board. Chairman: Victorio Carlos De Marchi; Secretary: Lucas Machado Lira.

4.	Resolutions. It was unanimously and unrestrictedly resolved by the Directors:

4.1.        Option Plan and Capital Increases. In accordance with the issuance flow of new shares to be delivered to the beneficiaries of the Company's stock option programs exercising their respective options, approved by the Board of Directors at a meeting held on March 25th, 2019, verify the following capital increases detailed in Exhibit I, within the authorized capital limit, as provided for in article 6 of the Company's bylaws and pursuant to article 166, item III, of Law 6,404/76, and to determine the Company's Board of Executive Officers to promote the registration of the capital increases with the Board of Trade, in compliance with the provisions of article 166, paragraph 1, of Law 6,404/76.

In view of the exercise of options between 10/28/2021 and 11/21/2021 (included), as detailed in Exhibit I, 767,357 new common shares were issued for the total price of issuance of R$ 9,470,057.21, with the capital stock increasing from R$ 58,006,300,581.67 to R$ 58,015,770,638.88. The capital stock is now divided into 15,742,222,552 registered common shares, with no par value.

The new issued shares shall participate under equal conditions with the other shares of all the benefits and advantages that may be declared as of the date hereof.

5.	Closure. With no further matters to be discussed, these Minutes hereof were drawn up and duly executed.

São Paulo, November 26th, 2021.

/s/ Victorio Carlos De Marchi	/s/ Michel Dimitrios Doukeris
/s/ Milton Seligman	/s/ Roberto Moses Thompson Motta
/s/ Nelson José Jamel	/s/ Fernando Mommensohn Tennenbaum
/s/ Lia Machado de Matos	/s/ Fabio Colletti Barbosa
/s/ Antonio Carlos Augusto Ribeiro Bonchristiano	/s/ Marcos de Barros Lisboa
/s/ Claudia Quintella Woods	/s/ Lucas Machado Lira Secretary

Exhibit I

Date	Stock Option Program*	Date of Option Grant	No. Issued Shares	Capital Increase (R$)	Capital Stock Before (R$)	Capital Stock After (R$)	No. Shares Before	No. Shares After
28-out-21	2011.2	25-nov-11	48,235	577,469.42	58,006,300,581.67	58,006,878,051.09	15,741,455,195	15,741,503,430
28-out-21	2011.2	25-nov-11	25,385	303,909.22	58,006,878,051.09	58,007,181,960.31	15,741,503,430	15,741,528,815
29-out-21	2011.2	25-nov-11	45,700	547,120.40	58,007,181,960.31	58,007,729,080.71	15,741,528,815	15,741,574,515
01-nov-21	2011.2	25-nov-11	95,210	1,139,854.12	58,007,729,080.71	58,008,868,934.83	15,741,574,515	15,741,669,725
03-nov-21	2013.3	19-dez-13	59,911	1,000,513.70	58,008,868,934.83	58,009,869,448.53	15,741,669,725	15,741,729,636
03-nov-21	2011.2	25-nov-11	38,080	455,893.76	58,009,869,448.53	58,010,325,342.29	15,741,729,636	15,741,767,716
03-nov-21	2011.2	25-nov-11	30,465	364,726.98	58,010,325,342.29	58,010,690,069.27	15,741,767,716	15,741,798,181
03-nov-21	2011.2	25-nov-11	30,465	364,726.98	58,010,690,069.27	58,011,054,796.25	15,741,798,181	15,741,828,646
03-nov-21	2011.2	25-nov-11	30,465	364,726.98	58,011,054,796.25	58,011,419,523.23	15,741,828,646	15,741,859,111
03-nov-21	2011.2	25-nov-11	38,080	455,893.76	58,011,419,523.23	58,011,875,416.99	15,741,859,111	15,741,897,191
03-nov-21	2011.2	25-nov-11	25,385	303,909.22	58,011,875,416.99	58,012,179,326.21	15,741,897,191	15,741,922,576
04-nov-21	2011.2	25-nov-11	25,385	303,909.22	58,012,179,326.21	58,012,483,235.43	15,741,922,576	15,741,947,961
04-nov-21	2011.2	25-nov-11	25,385	303,909.22	58,012,483,235.43	58,012,787,144.65	15,741,947,961	15,741,973,346
08-nov-21	2011.2	25-nov-11	25,385	303,909.22	58,012,787,144.65	58,013,091,053.87	15,741,973,346	15,741,998,731
09-nov-21	2011.2	25-nov-11	63,470	759,862.84	58,013,091,053.87	58,013,850,916.71	15,741,998,731	15,742,062,201
10-nov-21	2011.2	25-nov-11	25,385	303,909.22	58,013,850,916.71	58,014,154,825.93	15,742,062,201	15,742,087,586
10-nov-21	2011.2	25-nov-11	25,385	303,909.22	58,014,154,825.93	58,014,458,735.15	15,742,087,586	15,742,112,971
11-nov-21	2011.2	25-nov-11	20,731	248,191.53	58,014,458,735.15	58,014,706,926.68	15,742,112,971	15,742,133,702
12-nov-21	2011.2	25-nov-11	25,385	303,909.22	58,014,706,926.68	58,015,010,835.90	15,742,133,702	15,742,159,087
16-nov-21	2011.2	25-nov-11	25,385	303,909.22	58,015,010,835.90	58,015,314,745.12	15,742,159,087	15,742,184,472
16-nov-21	2011.2	25-nov-11	38,080	455,893.76	58,015,314,745.12	58,015,770,638.88	15,742,184,472	15,742,222,552
			767,357	9,470,057.21

* The Company's stock option program 2011.2 was granted by Companhia de Bebidas das Américas - AmBev on the date specified in the table above, and received by the Company under the “Migration Program” approved by the Board of Directors on July 31, 2013, under the Stock Option Plan approved at the Extraordinary General Meeting held on July 30, 2013 (“Stock Option Plan”). The program 2013.3 was approved by the Board of Directors on the date specified in the table above, also under the Stock Option Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer